EXHIBIT 12

BLACK HILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions of dollars)

	Six Months Ended
	June 30		Year Ended December 31
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income of consolidated group from continuing operations	$43,333	$(7,992)	$(32,111)	$130,889	$118,307	$109,417	$44,374

Income taxes	4,561	(2,605)	(22,160)	66,625	63,040	60,219	20,445

(Income) loss from equity investee	—	5,514	4,749	1	86	(10)	(1,121)

Dividends received from unconsolidated affiliates	—	—	—	—	—	261	2,197

Fixed charges	69,086	41,300	90,020	76,636	115,820	120,011	118,649

Noncontrolling interest	(2,662)	—	—	—	—	—	—

Interest capitalized	(503)	(757)	(1,309)	(982)	(1,061)	(682)	(11,260)

Total earnings	$113,815	$35,460	$39,189	$273,169	$296,192	$289,216	$173,284

Fixed charges:
Interest expense of consolidated group	$66,180	$38,698	$84,969	$72,035	$112,918	$117,072	$105,424

Interest capitalized	503	757	1,309	982	1,061	682	11,260

Portion of rental charges deemed to be interest	2,403	1,845	3,742	3,619	1,841	2,257	1,965
Total fixed charges	$69,086	$41,300	$90,020	$76,636	$115,820	$120,011	$118,649

Ratio of earnings to fixed charges	1.65	0.86	0.44	3.56	2.56	2.41	1.46

EXHIBIT 12

The table above sets forth our ratio of earnings to fixed charges for each of the periods indicated. For this purpose, earnings consist of income or loss from continuing operations (before adjustment for income taxes, income attributable to noncontrolling interests or income or loss from equity investees), plus fixed charges and distributed income of equity investees and less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense.

The six months ended June 30, 2015 and year ended December 31, 2015 include after-tax impairments of Oil and Gas properties of $77 million and $158 million, respectively. Because of this, the ratio for these periods is below 1. To achieve a ratio of 1 for the six months ended June 30, 2015 and the year ended December 31, 2015, additional earnings of $5.9 million and $51 million, respectively, would be needed.